  EXHIBIT 99.2

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm” or the “Company”) Suite 2300, Four Bentall Centre 1055 Dunsmuir Street PO Box 49334 Vancouver, BC V7X 1L4
Item 2	Date of Material Change December 3, 2020
Item 3	News Release The news release dated December 3, 2020 was disseminated through Nasdaq GlobeNewswire and filed on SEDAR.
Item 4	Summary of Material Change On December 3, 2020, Pretivm announced that the Board of Directors (the “Board”) has appointed Tom Peregoodoff as an independent director of the Company.
Item 5
Item 5.1	Full Description of Material Change

On December 3, 2020, Pretivm announced that the Board has appointed Tom Peregoodoff as an independent director of the Company.

Mr. Peregoodoff has over 30 years of resource industry experience, much of it in greenfield and brownfield exploration and resource development. His last management position was President and CEO of Peregrine Diamonds Ltd. where he led the company from the resource development phase through to the eventual sale to DeBeers Canada in 2018.

Prior to Peregrine Mr. Peregoodoff spent 18 years in several positions with the mining multinational BHP, culminating in his role as Vice President of Early Stage Exploration, with global responsibility for all early stage exploration across their commodity groups.

Mr. Peregoodoff also serves as a director of Mountain Province Diamonds Inc. and Tempus Resources Limited of Perth, Australia. Mr. Peregoodoff holds a BSc. in Geophysics from the University of Calgary.

Item 5.2	Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Vladimir Cvijetinovic Vice President, Legal and Corporate Secretary Phone: 604-566-8781
Item 9	Date of Report December 3, 2020

Forward-Looking Information

This material change report contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include but is not limited to information with respect to Board composition and membership. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information including, without limitation, those risks identified in our disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s (the “SEC”) website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, including, without limitation, those set out in the Pretivm Disclosure Documents. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. For the reasons set forth above, readers should not place undue reliance on forward-looking information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, readers should not place undue reliance on forward-looking information.

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